SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No.__)(1)




                           SUPERIOR FINANCIAL CORP.
-------------------------------------------------------------------------------
                               (Name of Issuer)
                    Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                          (Title of Class Securities)
                                   868161100
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                                (CUSIP Number)
                              December 31, 1999*
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         | |  Rule 13d-1 (b)
         | |  Rule 13d-1 (c)
         |X|  Rule 13d-1 (d)


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------

* The securities that are the subject of this Schedule 13G became subject to the Section 13(d) and (g) reporting obligations as of January 5, 1999. An initial Schedule 13G (pursuant to Rule 13d-1(d)) for the year ending December 31, 1999 was not previously filed on behalf of the Reporting Person (as defined herein). Accordingly, the Reporting Person is now filing this Schedule 13G reflecting his beneficial ownership of the subject securities as of December 31, 1999 and is concurrently filing an amendment to this Schedule 13G (also pursuant to Rule 13d-1(d)) reflecting his beneficial ownership of the subject securities as of December 31, 2000.


----------------------------------------------- --------------------------------------------- -------------------------------------

CUSIP No.  868161100                                                13G                                  Page 2 of 6 Pages
----------------------------------------------- --------------------------------------------- -------------------------------------

----------- --------------------------------------------------------------------------------------- -------------------------------
1
            NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Joseph J. Berry

----------- --------------------------------------------------------------------------------------- -------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) | |

                                                                                                    (b) | |
----------- --------------------------------------------------------------------------------------- -------------------------------
3
            SEC USE ONLY
----------- --------------------------------------------------------------------------------------- -------------------------------
4
            CITIZENSHIP OR PLACE OF ORGANIZATION     United States

----------- --------------------------------------------------------------------------------------- -------------------------------
       NUMBER OF          5        SOLE VOTING POWER
         SHARES                    22,395
                          -------- ------------------------------------------------------------------------------------------------
      BENEFICIALLY        6        SHARED VOTING POWER
        OWNED BY                   552,083
                          -------- ------------------------------------------------------------------------------------------------
          EACH            7        SOLE DISPOSITIVE POWER
       REPORTING                   22,395
                          -------- ------------------------------------------------------------------------------------------------
         PERSON           8        SHARED DISPOSITIVE POWER
          WITH                     552,083
------------------------- -------- ------------------------------------------------------------------------------------------------
9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            574,478
----------- ----------------------------------------------------------------------------------------------------------- -----------
10                                                                                                                      | |
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------- ----------------------------------------------------------------------------------------------------------- -----------
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.7%
----------- ----------------------------------------------------------------------------------------------------------- -----------
12
            TYPE OF REPORTING PERSON*

            IN
----------- ----------------------------------------------------------------------------------------------------------- -----------


                                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  Superior Financial Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Superior Financial Corp.
                  16101 LaGrande Drive
                  Suite 103
                  Little Rock, Arkansas  72223

Item 2(a).        Name of Person Filing:

                  This Schedule 13G is filed on behalf of Joseph J. Berry ("Berry" or "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Joseph J. Berry
                  c/o Keefe, Bruyette & Woods, Inc.
                  2 World Trade Center
                  89th Floor
                  New York, New York  10048

Item 2(c).        Citizenship:

                  United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  868161100

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) | |Broker or Dealer registered under Section 15 of the Exchange Act.
     (b) | |Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) | |Insurance Company as defined in Section 3(a)(19) of the Exchange
          Act.
     (d) | |Investment Company registered under Section 8 of the Investment Company Act.
     (e) | |An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
     (f) | |An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) | |A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) | |A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) | |A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j) | |Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ||

Item 4.  Ownership.

(a)  Amount Beneficially Owned:

          As of December 31, 1999, Berry directly beneficially owned 22,395 Shares. In addition, as the result of his status as Chairman of Keefe, Bruyette & Woods, Inc. ("KBW") and his consequential ability to exercise voting and investment discretion over the Shares held in KBW's proprietary investment account(s), Berry may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to have indirectly beneficially owned as of December 31, 1999 the 552,083 Shares then held in KBW's proprietary investment account(s). Accordingly, Berry may be deemed to have beneficially owned as of December 31, 1999 an aggregate amount of 574,478 Shares for purposes of Rule 13d-3 under the Exchange Act. All of the (i) 22,395 Shares directly beneficially owned by Berry and (ii) 552,083 Shares held in KBW's proprietary investment account(s) were acquired by Berry and KBW, respectively, prior to the time the Shares were registered under
     Section 12(g) of the Exchange Act.

          Pursuant to Rule 13d-4 under the Exchange Act, Berry disclaims beneficial ownership of the Shares held in KBW's proprietary investment account(s).

(b)  Percent of Class:

          See Item 11 of cover page, which percentage is based upon the information contained in the Issuer's third quarter 10-Q for the 1999 calendar year (the Issuer's 1999 third-quarter 10-Q was filed with the SEC on November 15, 1999 and indicated that 10,081,152 Shares were outstanding).

(c)  Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote

            See Item 5 of cover page.

     (ii)   Shared power to vote or to direct the vote

            See Item 6 of cover page.

     (iii)  Sole power to dispose or to direct the disposition of

            See Item 7 of cover page.

     (iv)   Shared power to dispose or to direct the disposition of


            See Item 8 of cover page.


Item 5. Ownership of Five Percent or Less of a Class.


            Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8. Identification and Classification of Members of the Group.

            Not Applicable.

Item 9. Notice of Dissolution of Group.

            Not Applicable.

Item 10. Certifications.

            Not Applicable.


                           [signature page follows]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                              Joseph J. Berry


                                              /s/ Joseph J. Berry
                                              --------------------